SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04004150

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 22567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOFAN, AGAZZI & COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 GLENWOOD AVENUE
(No. and Street)

JOLIET	IL	60435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE M. STOFAN (815) 729-1266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SLATTERY, NOONAN & THORNTON, LLC
(Name – *if individual, state last, first, middle name*)

701 ESSINGTON ROAD, SUITE 100	JOLIET	ILLINOIS	60435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE M. STOFAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOFAN, AGAZZI & COMPANY INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
Michael J. Noonan
Notary Public, State of Illinois
My Commission Exp. 03/18/2006

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOFAN, AGAZZI & COMPANY INC.

FINANCIAL REPORT
December 31, 2003 and 2002

TABLE OF CONTENTS

Certified Public Accountants & Consultants

Slattery, Noonan & Thornton | LLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of Stofan, Agazzi & Company Inc.

We have audited the accompanying statements of financial condition of Stofan, Agazzi & Company Inc. (a Delaware Corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stofan, Agazzi & Company Inc. at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 36 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slattery, Noonan & Thornton, LLC

Joliet, Illinois
February 10, 2004

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS	2003	2002
Current assets		
Cash	$ 94,725	$ 93,498
Temporary investments	150,000	150,000
Receivables from clearing organization	121,978	69,789
Income tax refunds receivable	-	2,777
Prepaid expenses	15,793	15,413
Total current assets	382,496	331,477
Furniture, fixtures and leasehold improvements		
Furniture and fixtures	71,814	71,814
Leasehold improvements	97,042	97,042
Total, at cost	168,856	168,856
Less accumulated depreciation	136,571	132,620
Total furniture, fixtures and leasehold improvements	32,285	36,236
Other assets		
Investment in equity securities	12,285	16,300
Deposit with clearing organization	50,000	50,000
Segregated cash amount	3,500	-
Membership in exchange, at cost	200	200
Cash value of officers' life insurance	160,599	153,416
Total other assets	226,584	219,916
Total assets	$ 641,365	$ 587,629

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Current liabilities		
Accounts payable	$ 3,469	$ 6,593
Accrued expenses:		
Accrued rents	11,825	-
Profit sharing	10,443	-
Other	778	-
Income taxes payable	14,865	45
Total current liabilities	41,380	6,638
Other liabilities, Special reserve account	3,500	-
Total liabilities	44,880	6,638
Stockholders' equity		
Common stock, $.50 par value, 1,800 shares authorized, 900 shares issued, 800 shares outstanding	450	450
Additional paid-in capital	89,550	89,550
Retained earnings	541,782	526,288
	631,782	616,288
Less: 100 shares of common stock in treasury, at cost	35,297	35,297
Total stockholders' equity	596,485	580,991
Total liabilities and stockholders' equity	$ 641,365	$ 587,629

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF INCOME
Years ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions	$ 1,489,858	$ 1,543,681
Miscellaneous	6,198	36,417
Total revenues	1,496,056	1,580,098
Expenses		
Employee compensation, commissions and benefits	894,556	968,086
Ticket charges and floor brokerage	176,048	196,554
Payroll taxes	52,306	54,329
Operating expenses	342,208	374,634
Total expenses	1,465,118	1,593,603
Income (loss) before income taxes	30,938	(13,505)
PROVISION FOR INCOME TAXES, currently payable	15,444	1,054
NET INCOME (LOSS)	$ 15,494	$ (14,559)
EARNINGS (LOSS) PER COMMON SHARE	$ 19.37	$ (18.20)

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2003 and 2002

	Common Stock		Additional Paid-In	Retained	Treasury Stock	
	Shares	Amount	Capital	Earnings	Shares	Amount
BALANCE AT						
DECEMBER 31, 2001	800	$ 450	$ 89,550	$ 540,847	100	$ (35,297)
Net (loss)		-	-	(14,559)		-
BALANCE AT						
DECEMBER 31, 2002	800	450	89,550	526,288	100	(35,297)
Net income		-	-	15,494		-
BALANCE AT						
DECEMBER 31, 2003	800	$ 450	$ 89,550	$ 541,782	100	$ (35,297)

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ 15,494	$ (14,559)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	3,951	4,643
(Increase) decrease in cash value of life insurance	6,820	(446)
Effects of changes in operating assets and liabilities:		
Receivables from clearing organization	(52,189)	11,024
Income tax refunds receivable	2,777	4,843
Income taxes payable	14,865	-
Prepaid expenses	(380)	2,078
Accounts payable and accrued expenses	19,877	(18,304)
Net cash (used in) operating activities	11,215	(10,721)
Cash flows from investing activities		
Decline in market value of equity securities	4,015	-
Premiums applied to cash value of life insurance	(14,003)	(9,101)
Purchases of furniture, fixtures and leasehold improvements	-	(1,235)
Net cash (used in) investing activities	(9,988)	(10,336)
Net increase (decrease) in cash	1,227	(21,057)
Cash, beginning of year	93,498	114,555
Cash, end of year	$ 94,725	$ 93,498

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and nature of business

Stofan, Agazzi & Company Inc. was incorporated on April 1, 1978, in the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Midwest Stock Exchange and the National Association of Securities Dealers (NASD). The Company's principal business activity is to purchase and sell securities as agent or broker for its customers consisting of individuals and various types of businesses located primarily in the Joliet, Illinois area. The Company's fiscal year ends on December 31.

Note 2. Significant accounting policies

Basis of Presentation and Commission Revenue and Expense

The Company maintains its books on the accrual basis of accounting. Securities transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains several bank accounts. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $100,000. The Company's insured account balances at times exceed federally insured limits.

Temporary Investments

Temporary investments consist of certificates of deposit with a remaining term at December 31 of more than ninety days, and are carried at cost, which approximates market value.

Depreciation

Furniture and fixtures are depreciated using accelerated methods over their estimated useful lives which range from five to seven years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, five to thirty-nine years.

Exchange Membership

Exchange membership is recorded at cost pursuant to the rules of the Securities and Exchange Commission.

Income Taxes

The Company is taxed under the Internal Revenue Code as a Corporation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fully Disclosed Method of Operations

The Company transacts business on a fully disclosed basis with City Securities, Inc. of Indianapolis, Indiana. All customers' positions and balances are carried on the books of City Securities, Inc.

Advertising Costs

The Company expenses advertising costs when paid.

Reclassification

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

Note 3. Membership in Exchange

The market value of the membership in exchange (Midwest Stock Exchange), which the Company owns, was $15,000 at December 31, 2003, and $31,000 at December 31, 2002. The market value was determined by reference to information provided by the exchange based on the last sale of a membership in 2003 and 2002.

The Company leases the membership in exchange to a third party. The lease will expire on August 20, 2004. Rental income recognized from this lease was $9,950 and $31,200 in 2003 and 2002, respectively.

Note 4. Officers' Life Insurance

The Company is the owner and beneficiary of life insurance policies carried on its officers. The cash surrender values and face amounts of the policies are as follows:

	Face Amount of Policies		Cash Surrender Value	
Officer	**2003**	**2002**	**2003**	**2002**
George M. Stofan	$ 262,500	$ 262,500	$ 125,440	$ 119,897
Robert A. Agazzi	159,000	159,000	35,159	33,519
Total	$ 421,500	$ 421,500	$ 160,599	$ 153,416

NOTES TO FINANCIAL STATEMENTS

Note 5. Common Stock and Earnings (Loss) Per Common Share

Earnings (loss) per common share was computed by dividing net income for the year by the weighted average number of common shares outstanding during the year, 800 shares for 2003 and 2002.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital, as defined, of $545,365 and $509,065, respectively, which exceeded the minimum net capital requirement of $250,000 at December 31, 2003 and 2002. The Company's aggregate indebtedness to net capital ratio, as defined, was .076 to 1 and .013 to 1 at December 31, 2003 and 2002, respectively, which were below the maximum ratio allowed.

Note 7. Total Rent Expense and Lease Commitments

The Company leases office equipment and automobiles under operating leases from Stofan Leasing Company, a related party through common ownership. Future minimum lease payments under these leases are $28,380 for of the year ending December 31, 2004.

Total rental expense under these leases was $28,380 for each of the years ended December 31, 2003 and 2002.

The Company also rents office space from STAG Building Partnership, a related party partnership, under an informal month to month agreement requiring payments of $7,000 per month for January 1 through March 31, 2003, and $3,500 per month for April 1 through December 31, 2003. Total rent expense under this lease was $52,500 for the year ended December 31, 2003 and $80,000 for the year ended December 31, 2002.

Note 8. Advertising Costs

Total advertising costs recognized by the Company for the years ended December 31, 2003 and 2002 were $42,602 and $41,741, respectively.

Note 9. Retirement Plans

The Company sponsors a retirement plan which is composed of two components, a profit sharing plan and a 401(k) plan. The profit sharing plan component covers employees meeting the plan eligibility requirements. Contributions to the plan were $4,488 and $0 for the years ended December 31, 2003 and 2002, respectively. Under the 401(k) plan component, the Company is obligated to match 25% of the aggregate salary reduction contribution made by the employees to the extent the aggregate contribution does not exceed 5% of eligible compensation. Company contributions to the 401(k) plan were $10,443 and $10,537 for the years ended December 31, 2003 and 2002, respectively.

NOTES TO FINANCIAL STATEMENTS

Note 10. Income Taxes

A reconciliation of the provision for income taxes at the statutory federal tax rates to the Company's actual provision for income taxes is as follows:

	2003	2002
Computed at federal statutory rates	$ 10,582	$ 664
State income taxes, net of federal tax benefit	4,862	390
Nondeductible expenses	-	-
Total provision for income taxes	$ 15,444	$ 1,054

Deferred income tax assets (liabilities) were determined to be immaterial in amount at December 31, 2003 and 2002, and were therefore not recorded for either year.

Note 11. Statements of Cash Flows Disclosures

Cash paid for income taxes was $93 in 2003 and $0 in 2002. There was no cash paid for interest expense in 2003 or 2002.

SUPPLEMENTAL INFORMATION

STOFAN, AGAZZI & COMPANY INC.
SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2003 and 2002

		2003		2002
Advertising	$	42,602	$	41,741
Legal and professional fees		9,216		5,069
Travel, promotion and entertainment		21,079		24,620
Contributions		511		815
Dues and subscriptions		11,588		16,756
Insurance		82,630		93,545
Office supplies and postage		18,642		28,030
Miscellaneous, including errors and omissions		34,763		8,779
Rent		52,500		80,000
Repairs and maintenance		6,819		4,479
Equipment rental		14,487		28,380
Outside contractors		-		331
News service		7,026		6,256
Telephone		7,294		8,588
Utilities		7,816		7,826
Penalties		-		-
Registration and other fees		14,464		15,222
Depreciation		3,951		4,643
Officers' life insurance, net		6,820		(446)
Total operating expenses	$	342,208	$	374,634

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: STOFAN, AGAZZI & COMPANY INC. [13]

SEC FILE NO.: 8-22567 [14]

FIRM I.D. NO.: 7596 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2301 GLENWOOD AVENUE [20]
(No. and Street)

JOLIET [21] IL [22] 60435 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/03 [24]

AND ENDING (MM/DD/YY): 12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

GEORGE M. STOFAN [30]   (815) 729-1266 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

N/A [32] | [33]

[34] | [35]

[36] | [37]

[38] | [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 23rd day of FEBRUARY 20 04

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

SLATTERY, NOONAN & THORNTON, LLC [70]

ADDRESS

701 ESSINGTON RD., SUITE 100 [71]	JOLIET [72]	IL [73]	60435 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

SEC 1695 (07-02) 2 of 28

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
STOFAN, AGAZZI & COMPANY INC.

N 2 [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. 8-22567 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 244,725 [200]		$ 244,725 [750]
2. Cash segregated in compliance with federal and other regulations	3,500 [210]		3,500 [760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	50,000 [290]		50,000 [800]
E. Other	121,978 [300]	$ [550]	121,978 [810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Candaian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	[400]		

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants .... [9]		$ 12,285	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Sport commodities			430			$ 12,285	850
8. Securities owned not readily marketable:							
A. At Cost ..... [8] $	130		440	$	610		860
9. Other investments not readily marketable:							
A. At Cost ..... $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities .. $	150						
B. Other .... $	160 [10]		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities .. $	170						
B. Other .... $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value .... $ 15,000	190						
B. Owned at cost				200	650		
C. Contributed for use of company, at market value			[12]		660	200	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670 [14]		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	32,285	680	32,285	920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous .... [11]		160,599	530	15,793	720	176,392	930
16. TOTAL ASSETS		$ 593,087	540 [13]	$ 48,278	740	$ 641,365	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement....		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	3,469 [1170]		3,469 [1640]
C. Income taxes payable	14,865 [1180]		23 14,865 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	26,546 [1190]		26,546 [1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured	25	1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders 24 $ [970]						
2. Includes equity subordination (15c3-1(d)) of .... $ [980]						
B. Securities borowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420	27	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value			26	1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$ 44,880	1230	$	1450	$ 44,880	1760

Ownership Equity			Total	
27. Sole Proprietorship			$	1770
28. Partnership-limited partners	$	1020	$	1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			28 450	1792
C. Additional paid-in capital			89,550	1793
D. Retained earnings			541,782	1794
E. Total			631,782	1795
F. Less capital stock in treasury			(35,297)	1796
30. TOTAL OWNERSHIP EQUITY			$ 596,485	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 641,365	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 596,485	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			596,485	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List) [33]				3525
5. Total capital and allowable subordinated liabilities			$ 596,485	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 48,278	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items [29] ______ 3450				
C. Aged short security differences-less reserve of $ ______ 3460 [30]		3580		
number of items ______ 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(48,278)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 548,207	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments	$ 1,000	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper [31]		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities [32]	1,843	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(2,843)	3740
10. Net Capital			$ 545,364	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6⅔% of line 19)	$	2,759	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	295,364	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	541,226	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	44,880	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$	3,500	3838
19. Total aggregate indebtedness				$	41,380	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	7.6	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	7.6	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item		Amount	Code
22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

Item		Amount	Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER: STOFAN, AGAZZI & COMPANY INC.

For the period (MMDDYY) from 01/01/03 [3932] to 12/31/03 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 478,355	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			171,271	3937
c. Commissions on listed option transactions			62,767	3938
d. All other securities commissions			99,103	3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (loses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares			527,791	3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			156,769	3995
12. Total revenue			$ 1,496,056	4030

EXPENSES

13. Registered representative's compensation			$ 455,996	4110
14. Clerical and administrative employees' expenses			154,994	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			268,635	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications				4060
20. Occupancy and equipment costs				4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			14,464	4195
27. Other expenses			575,891	4100
28. Total expenses			$ 1,469,980	4200

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			26,076	4210
30. Provision for Federal income taxes (for parent only)			10,582	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 15,494	4230

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) 46	$ [4340]		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]		
3. Monies payable against customers' securities loaned (see Note C)	[4360]		
4. Customers' securities failed to receive (see Note D)	[4370]		
5. Credit balances in firm accounts which are attributable to principal sales to customers	[4380]		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]		
7. **Market value of short security count differences over 30 calendar days old	[4400]		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days 47	[4410]		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days	[4420]		
10. Other (List)	[4425]		
11. TOTAL CREDITS		$	[4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ [4440]		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]		
14. Failed to deliver of customers' securities not older than 30 calendar days	[4460]		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	[4465]		
16. Other (List) 48	[4469]		
17. **Aggregate debit items		$	[4470]
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)		( )	[4471]
19. **TOTAL 14c3-3 DEBITS		$	[4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) 49	$	[4480]
21. Excess of total credits over total debits (line 11 less line 19)		[4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		[4510]
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		[4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	[4530]
26. Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

27. Daily 50 [4332] Weekly [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... 52 $			4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 8-975 CITY SECURITIES CORPORATION	4335	X	4570
D. (k)(3) — Exempted by order of the Commission			4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ..... $		4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ..... $		4588
A. Number of items 53		4589

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ..... Yes ______ 4584 No ______ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is *expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including* the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners	65 $	[4700]		
2. Limited		[4710]		
3. Undistributed Profits		[4720]		
4. Other (describe below)		[4730]		
5. Sole Proprietorship		[4735]		
B. Corporation Capital:				
1. Common Stock		[4740]		
2. Preferred Stock		[4750]		
3. Retained Earnings (Dividends and Other)	66	[4760]		
4. Other (describe below)		[4770]		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		[4780]		
B. Cash Subordinates		[4790]		
C. Debentures		[4800]		
D. Other (describe below)		[4810]		
3. **Other Anticipated Withdrawals**				
A. Bonuses		[4820]		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	[4860]		
C. Other (describe below)		[4870]		
Total			$	[4880]

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 580,991	[4240]
A. Net income (loss)			15,494	[4250]
B. Additions (includes non-conforming capital of	$	[4263]	68	[4260]
C. Deductions (includes non-conforming capital of	$	[4272]		[4270]
2. Balance, end of period (From Item 1800)			$ 596,485	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	[4300]
A. Increases		[4310]
B. Decreases	( )	[4320]
4. Balance, end of period (From Item 3520)	$ 0	[4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STOFAN, AGAZZI & COMPANY INC. as of 12/31/03

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	72 $	4910	74	4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

3. Personnel employed at end of reporting period:		
A. Income producing personnel	9	4950
B. Non-income producing personnel (all other)	5	4960
C. Total	14	4970
4. Actual number of tickets executed during current month of reporting period	993	4980
5. Nunber of corrected customer confirmations mailed after settlement date		4990

	Debit No. of Items		Debit (Short Value)		Credit No. of Items		Credit (Long Value)	
6. Money differences (69)		5000	$	5010		5020 (75)	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations — unresolved amounts over 30 calendar days		5200 (71)	$	5210 (73)		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts — over 60 calendar days (70)		5280	$	5290		5300 (76)	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Leger Amount		Market Value	
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)		5360	$	5361		5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)		5363	$	5364		5365

17. Security concentrations (See instructions in Part I):			
A. Proprietary positions	$		5370
B. Customers' accounts under Rule 15c3-3	$		5374
18. Total of personal capital borrowings due within six months	$		5378
19. Maximum haircuts on underwriting commitments during the period	77 $		5380
20. Planned capital expenditures for business expansion during next six months	$		5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$		5384
22. Lease and rentals payable within one year	$		5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross	$		5388
B. Net	$		5390

OMIT PENNIES

STOFAN, AGAZZI & COMPANY INC.
DIFFERENCES IN COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS FROM DEALER'S UNAUDITED COMPUTATION
December 31, 2003 and 2002

	2003		2002	
	Net Capital	Aggregate Indebtedness	Net Capital	Aggregate Indebtedness
Balance per dealer's unaudited computation (unaudited)	$ 512,134	$ 33,758	$ 464,138	$ 48,301
Reconciling items:				
Net audit adjustments	33,230	7,622	44,927	(41,663)
Non-allowable assets erroneously reported as allowable	-	-	-	-
Balance per audited finacial statements less non-allowable assets	$ 545,364	$ 41,380	$ 509,065	$ 6,638

OMB APPROVAL	
OMB Number:	3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

Schedule I **INFORMATION REQUIRED OF ALL BROKERS AND DEALERS PURUSANT TO RULE 17a-5**

* * * * *

STOFAN, AGAZZI & COMPANY INC.
Name of Respondent

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5
Report for the Calendar Year 20 03 ▼1 [8004]
of if less than 12 months

Report for the period beginning ___/___/___ (MM DD YY) [8005] and ending ___/___/___ (MM DD YY) [8006]

SEC FILE NUMBER
8- 22567 [8011]

1. NAME OF BROKER DEALER

▼2 STOFAN, AGAZZI & COMPANY INC. [8020] **N9**

OFFICIAL USE ONLY [8021]
Firm No. M M Y Y

2. Name(s) of Broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
▼3 NAME: NONE	8053	▼40	8057
▼4 NAME:	8054		8058
▼5 NAME:	8055		8059
▼6 NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers: ▼7
(enter applicable code: 1 = Yes 2 = No) 1 [8073]

4. Respondent is registered as a specialist on a national securities exchange.
(enter applicable code: 1 = Yes 2 = No) 2 [8074]

5. Respondent is registered as a specialist on a national securities exchange.
(a) equity securities .... (enter applicable code: 1 = Yes 2 = No) 2 [8075]
(b) municipals .... (enter applicable code: 1 = Yes 2 = No) 2 [8076]
(a) other debt instruments .... (enter applicable code: 1 = Yes 2 = No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1 = Yes 2 = No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1 = Yes 2 = No) 2 [8079]

8. Respondent carries its own public customer accounts: ▼8
(enter applicable code: 1 = Yes 2 = No) 2 [8084]

9. Respondent's total numer of public customer accounts:
(carrying firms filing X-17A-5 Part II only
(a) Public customer accounts .... [8080]
(b) Omnibus accounts .... [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1 = Yes 2 = No) 2 [8085]

FOCUS REPORT

Schedule I

page 2

11. Respondent clears its public customer accounts in the following manner: (enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable	1	8091

12. (a) Respondent maintains membership(s) on national securities exchange(s): (enter applicable code: 1 = Yes 2 = No) — 1 — 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships: (enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest	1	8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	9	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	7	8102

14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates respondent was a member		8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:

Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT

Schedule I

page 3

17. Respondent is a member of the Securities Investor Protection Corporation ▼13
(enter applicable code: 1 = Yes 2 = No) ... | 1 | 8111

18. Number of branch offices operated by respondent .... | | 8112

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank
(enter applicable code: 1 = Yes 2 = No) | 2 | 8130

(b) Name of parent or affiliate ________ 8131

(c) Type of institution ________ 8132

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank
(enter applicable code: 1 = Yes 2 = No) | 2 | 8113

21. (a) Respondent is a subsidiary of a registered broker-dealer
(enter applicable code: 1 = Yes 2 = No) | 2 | 8114

(b) Name of parent ▼12 ________ 8116

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer
(enter applicable code: 1 = Yes 2 = No) | 2 | 8115

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations:
(enter applicable code: 1 = Yes 2 = No)* | 2 | 8117

24. Aggregate Dollar Amount of Non-exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period .... | $ | 8118

**Required in any Schedule I filed for calendar year 1978 and secceeding years*

Certified Public Accountants & Consultants

Slattery, Noonan & Thornton LLC

Independent Auditor's Report on Internal Control
Required by Securities Exchange Commission Rule 17a-5

To the Board of Directors
of Stofan, Agazzi & Company Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stofan, Agazzi & Company Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Securities Investors Protection Corporation, the New York Stock Exchange, the Midwest Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Slattery, Noonan & Thornton, LLC

Joliet, Illinois
February 10, 2004